MAIL STOP 3561

August 30, 2006

Mr. David M. Bronson
Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

> **Re: PSS World Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File Number 000-23832**

Dear Mr. Bronson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Management's Discussion and Analysis

Results of Operations, page 37

1. We note your disclosure on page 43 regarding the other income recorded during the year ended March 31, 2006. Please tell us how the interest in the

mutual holding company was accounted for in your financial statements for periods prior to the liquidation. Revise your disclosures as appropriate.

Note 2 - Summary of significant accounting policies - property and equipment, page F-9

2. We note that the useful lives of certain assets have been extended by 120 months. Please disclose the reasons for the change and the effect on the financial statements, and provide a detailed explanation of why you believe the change in estimate is appropriate. Refer to paragraph 33 of APB 20 and paragraph 22 of SFAS 154.

Note 2- Summary of significant accounting policies – accounts payable, page F-11

3. We note your disclosure regarding the outstanding checks drawn on zero balance accounts. It appears from your disclosures that you may have increased the cash balances by reinstating outstanding checks with a corresponding increase to accounts payable. If this is the case, please tell us why you believe this treatment is appropriate, including the specific accounting literature on which this conclusion is based.

Note 2- Summary of significant accounting policies- revenue recognition, page F-11

4. We note that you recognize revenue from arrangements with multiple deliverables. Please tell us approximately what percentage of total revenue is derived from multiple element arrangements. Revise your disclosure as appropriate to state whether separate units of accounting exist, whether objective and reliable evidence of fair value for the undelivered elements exists, and why revenue recognition upon the completion of all obligations is appropriate under EITF 00-21.

Note 2- Summary of significant accounting policies- shipping and handling costs, page F-13

5. We note that you have included shipping and handling costs in general and administrative expenses. Tell us how you evaluated the significance of shipping and handling costs for the purpose of determining how such costs are classified in the statement of operations and on their significance in total to gross margin. Refer to EITF 00-10, paragraph 8.

David M. Bronson
PSS World Medical, Inc.
August 30, 2006
Page 3

Note 3- Purchase business combinations, page F-17

6. We note your acquisitions of SAS and CSSI during the year ended March 31, 2006 and other acquisitions during fiscal years 2005 and 2004. Please tell us how you determined that no pro forma disclosures under paragraphs 55-56 of SFAS 141 were required. Provide all supporting calculations. We may have additional comments after reviewing your response.

Note 5- Notes receivable, page F-21

7. We note your disclosures regarding the loans to your former Chairman and Chief Executive Officer. With respect to Loan 1, please tell us (i) the reasons why no allowance was recorded prior to 2003, (ii) how you determined that a full valuation allowance was required during 2003, as opposed to any earlier period, and (iii) how you determined that the entire valuation allowance should be reversed in 2006. In addition, please tell us whether you continued to record interest income on Loan 1 after the full valuation allowance was recorded, and if so, why. Revise your disclosures as appropriate. We may have additional comments after reviewing your responses.

8. We note that the nature of the loans outstanding from the former Chairman and Chief Executive Officer appears to be long term. However, you have classified these loans as current assets. Tell us how you determined that the classification of these loans as current assets is appropriate. Please revise or advise.

Note 10 - Debt, page F-24

9. We note that the contingent interest feature included in your convertible notes appears to represent an embedded derivative under SFAS 133. Tell us how you analyzed the applicability of SFAS 133 to this instrument and evaluated its impact on your financial statements.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Item 4. Controls and procedures, page 29

10. We note your disclosure that "your Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also

effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) and revise your disclosure accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David M. Bronson
PSS World Medical, Inc.
August 30, 2006
Page 5

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies